1220 Fordham Drive Sun City Center, Florida 33573 john@sportsvenues.net (516)375-6649

January 9, 2020

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Sports Venues of Florida, Inc.

Offering Statement on Form 1-A

Filed October 1, 2019

File No. 024-11089

Responses to the Commissions Comments

On behalf of Sports Venues of Florida, Inc., I hereby request qualification of the above referenced Offering Statement at 9:30 Eastern Time on Monday, January 13, 2020, or as soon thereafter as practicable.

On behalf of Sports Venues of Florida, Inc., I confirm that the State of Colorado has received a copy of the offering materials such that it is prepared to allow the offering to proceed.

Please orally confirm the qualification of the Statement by contacting our CEO, John V. Whitman Jr., at 516-375-6649 or our corporate counsel, Jackson L. Morris at 813-892-5969.

Respectfully Submitted,

John V. Whitman Jr.

CEO/President